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04004265

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38325

FEB 27 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sanders Morris Harris Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Travis, Suite 3100
(No. and Street)

Houston (City) TX (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ben T. Morris 713-224-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

700 Louisiana St., (Address) Houston, (City) Texas (State) 77002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ben T. Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanders Morris Harris Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Ben T. Morris
Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

SANDERS MORRIS HARRIS INC.

Consolidated Financial Statements
and Schedule

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
700 Louisiana Street
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report

The Board of Directors
Sanders Morris Harris Inc.:

We have audited the accompanying consolidated statements of financial condition of Sanders Morris Harris Inc. (a wholly owned subsidiary of Sanders Morris Harris Group Inc.) and subsidiaries (the Company) as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sanders Morris Harris Inc. and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

February 26, 2004

SANDERS MORRIS HARRIS INC.

Consolidated Statements of Financial Condition

December 31, 2003 and 2002

(Dollars in thousands)

Assets		2003	2002
Cash and cash equivalents	$	27,945	31,255
Deposit with clearing organizations		1,054	1,000
Receivables, net		9,695	6,519
Securities owned:			
Marketable, at fair value		3,929	764
Not readily marketable, at estimated fair value		17,396	9,401
Not readily marketable, for deferred compensation plan, at estimated fair value		183	584
Leasehold improvements, furniture, and equipment, net		3,882	3,635
Goodwill		29,696	29,679
Deferred tax asset		174	1,119
Other assets		3,734	2,255
	$	97,688	86,211
Liabilities, Minority Interests, and Stockholder's Equity			
Liabilities:			
Payable to broker-dealers	$	15	—
Securities sold, not yet purchased, at market value		255	93
Accounts payable and other accrued liabilities		3,513	2,518
Sales commissions and bonuses payable		9,485	7,522
Deferred compensation		5,187	3,597
Payable to Parent		3,491	7,334
Total liabilities		21,946	21,064
Minority interests		1,060	421
Stockholder's equity:			
Common stock, $0.01 par value. Authorized 200,000 shares; issued and outstanding 60,729 shares		1	1
Additional paid-in capital		53,594	53,594
Retained earnings		21,087	11,131
Total stockholder's equity		74,682	64,726
	$	97,688	86,211

See accompanying notes to consolidated financial statements.

SANDERS MORRIS HARRIS INC.

Consolidated Statements of Income

Years ended December 31, 2003 and 2002

(Dollars in thousands)

		2003	2002
Revenues:			
Commissions	$	49,683	43,052
Investment banking		24,357	16,261
Principal transactions, net		11,657	9,546
Fiduciary, custodial, and advisory		3,885	3,568
Equity in income of limited partnerships		3,971	2,225
Interest and dividends income		2,082	1,583
Other		2,209	2,303
Total revenues		97,844	78,538
Expenses:			
Employee compensation and benefits		58,286	47,874
Communications and data processing		5,383	4,192
Occupancy		4,980	3,906
Clearing and execution fees		5,490	4,254
Other		7,124	5,913
Total expenses		81,263	66,139
Income before income taxes and minority interests		16,581	12,399
Provision for income taxes		(6,457)	(3,992)
Income before minority interests		10,124	8,407
Minority interests in net income of consolidated companies		(168)	(2,195)
Net income	$	9,956	6,212

See accompanying notes to consolidated financial statements.

SANDERS MORRIS HARRIS INC.

Consolidated Statements of Changes in Stockholder's Equity

Years ended December 31, 2003 and 2002

(Dollars in thousands)

	Common stock		Additional paid-in capital	Receivable for shares issued	Retained earnings	Total
	Shares	Amount				
Balance, December 31, 2001	60,729	$ 1	53,594	(48)	4,919	58,466
Collections of receivable for shares issued	—	—	—	48	—	48
Net income	—	—	—	—	6,212	6,212
Balance, December 31, 2002	60,729	1	53,594	—	11,131	64,726
Net income	—	—	—	—	9,956	9,956
Balance, December 31, 2003	60,729	$ 1	53,594	—	21,087	74,682

See accompanying notes to consolidated financial statements.

SANDERS MORRIS HARRIS INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2003 and 2002

(Dollars in thousands)

		2003	2002
Cash flows from operating activities:			
Net income	$	9,956	6,212
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation		1,139	733
Loss on disposal of fixed assets		2	—
Provision for bad debts		295	197
Compensation expense related to amortization of notes receivable from employees and deferred charge		1,558	1,190
Deferred income taxes		945	(227)
Minority interests in net income of consolidated companies		168	2,195
Change in:			
Receivables, net		(2,830)	919
Securities owned		(10,759)	(2,076)
Deposits with clearing organizations		(54)	(750)
Other assets		(2,224)	(443)
Payable to brokers and dealers		15	(63)
Securities sold, not yet purchased		162	(29)
Accounts payable and other accrued liabilities		995	1,512
Sales commissions and bonuses payable		1,963	3,926
Deferred compensation		1,590	1,035
Payable to Parent		(5,067)	(823)
Net cash (used in) provided by operating activities		(2,146)	13,508
Cash flows from investing activities:			
Capital expenditures		(1,258)	(2,928)
Acquisition		(377)	—
Net cash used in investing activities		(1,635)	(2,928)
Cash flows from financing activities:			
Investment by minority interest		1,000	75
Distributions paid to minority interests		(529)	(1,900)
Net cash provided by (used in) financing activities		471	(1,825)
Net (decrease) increase in cash and cash equivalents		(3,310)	8,755
Cash and cash equivalents at beginning of year		31,255	22,500
Cash and cash equivalents at end of year	$	27,945	31,255
Supplemental disclosures of cash flow information:			
Cash paid for interest	$	3	4
Cash paid for income taxes		713	—

(Continued)

SANDERS MORRIS HARRIS INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2003 and 2002

(Dollars in thousands)

		2003	2002
Supplemental disclosures of noncash transactions:			
Retirement of receivables for shares issued in exchange for common stock of Parent and transfer of stock to Parent	$	—	48
Notes receivable issued to SMH employees for common stock of Parent		1,172	702
Deferred charge related to grants of common stock of Parent to employees and groups of independent brokers		51	1,077

See accompanying notes to consolidated financial statements.

(1) Description of Business

Sanders Morris Harris Inc. (the Company), a wholly owned subsidiary of Sanders Morris Harris Group Inc. created by the merger of Harris, Webb & Garrison, Inc. (HWG) and Sanders Morris Mundy Inc. (SMM), is incorporated in the state of Texas for the purpose of serving as a broker/dealer and to enter into certain investment banking activities. The Company operates as an introducing broker. Its customers' accounts are carried primarily by the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, a BNY Securities Group company, pursuant to a fully disclosed clearing arrangement.

Effective January 31, 2000, Pinnacle Global Group, Inc., which was subsequently renamed Sanders Morris Harris Group Inc. (SMHG or Parent), acquired 100% of the outstanding stock of SMM for 7,125,220 shares of SMHG common stock and merged HWG, a subsidiary of SMHG, into SMM. The combined company was renamed Sanders Morris Harris Inc. (SMH).

Effective June 30, 2000, SMHG acquired Blackford Securities Corporation (Blackford) for 1,000,000 shares of SMHG common stock and $5,513,000 in cash. Blackford, based in Garden City, New York, provides prime brokerage services to investment partnerships and execution services to institutions. Blackford was merged into the Company.

On October 2, 2000, SMHG acquired Cummer/Moyers Securities, Inc. (C/M) for 510,000 shares of SMHG common stock, and an additional 90,000 shares were issued in May 2001 for exceeding specified performance standards. The 90,000 shares issued in May 2001 resulted in a goodwill addition of $540,573. C/M, based in Fort Worth, Texas, provides broker/dealer services for individual and institutional clients primarily located in the Dallas-Fort Worth Metroplex area. C/M was merged into the Company.

On December 1, 2003, the Company acquired the Tulsa, Oklahoma branch office of U.S. Bankcorp Piper Jaffray, Inc. for $377,000 in cash. The Tulsa office provides retail brokerage services to its clients. The acquisition resulted in a goodwill addition of $17,000.

In addition, the Company manages, through its majority interests in certain management companies, limited partnerships that invest in debt and equity securities in small to medium capitalization companies primarily operating in the environmental, technology, and medical industries.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(c) ***Securities Owned***

Marketable securities are carried at fair value based on quoted market prices. Not readily marketable securities are valued at fair value based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. Unrealized gains or losses from marking securities owned to fair value or estimated fair value are included in income under the caption principal transactions, net. Securities not readily marketable include securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or other applicable securities acts, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Proprietary securities transactions and the related income/expense are recorded on the trade date. Realized gains and losses from sales of securities are computed using the average cost method.

(d) ***Commissions***

Commissions are recorded on a trade-date basis as securities transactions occur.

(e) ***Leasehold Improvements, Furniture, and Equipment***

Leasehold improvements, furniture, and equipment are carried at cost less accumulated depreciation and amortization. Amortization of leasehold improvements is computed on a straight-line basis over the term of the lease. Depreciation of office furniture and equipment is computed on a straight-line basis over a five to seven-year period.

(f) ***Goodwill***

Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations,* was issued in June 2001 and became effective July 1, 2001. SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting, which requires that acquisitions be recorded at fair value as of the date of acquisition. SFAS No. 142, *Goodwill and Other Intangible Assets,* was also issued in June 2001, in concert with SFAS No. 141. SFAS No. 142 became effective on January 1, 2002. As a result, the Company ceased all goodwill amortization.

SFAS No. 142 requires the Company to perform goodwill impairment tests on at least an annual basis. If impairment is determined to exist, the asset is written down to reflect the estimated future discounted cash flows expected to be generated by the underlying business. The Company determined that the fair value of the reporting units exceeded their carrying values; therefore, goodwill does not appear to be impaired as of December 31, 2003. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

At December 31, 2003, the Company had unamortized goodwill in the amount of $29.7 million.

(g) ***Investment Banking***

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting management fees are recorded on the offering date; sales concessions are recorded on the settlement

date; and underwriting fees are recorded at the time the underwriting is completed and the related income is reasonably determinable.

(h) ***Income Taxes***

The Company is included in the consolidated federal return with SMHG and computes its respective tax attributes on a separate company basis.

Deferred income taxes are provided utilizing the asset and liability method whereby deferred income tax assets or liabilities are recognized for the tax consequences in future years of differences in the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

(i) ***Account Management Fees***

Account management fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract and are included in commissions.

(j) ***Stock-Based Compensation***

SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure,* was issued in December 2002. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods for transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure provisions included in SFAS No. 148 in the notes to the financial statements contained herein.

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations including FASB Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation an Interpretation of APB Opinion No. 25,* issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

(Continued)

The following table illustrates the effect on net income for the years ended December 31, 2003 and 2002, as if the Company had applied the fair value recognition provisions of SFAS No. 123 as amended by SFAS No. 148 (in thousands):

		2003	2002
Net income	$	9,956	6,212
Deduct total stock based compensation expense determined under the fair value based method for all awards, net of related tax effects		(384)	(650)
Proforma net income	$	9,572	5,562

(k) ***Recently Issued Accounting Standards***

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 requires certain financial instruments that have characteristics of both liabilities and equity to be classified as a liability on the consolidated statement of financial condition. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first fiscal period beginning after December 15, 2003. The Company does not have any financial instruments affected by the adoption of SFAS No. 150.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities,* which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, *Consolidation of Variable Interest Entities,* which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities, and noncontrolling interest of the VIE. The application of this Interpretation is not expected to have a material effect on the Company's consolidated financial statements.

(l) ***Fair Value of Financial Instruments***

Substantially all of the Company's financial assets and liabilities are carried at fair value or estimated fair value or at amounts which, because of their short-term nature, approximate fair value.

(m) ***Reclassifications***

Certain reclassifications have been made to the 2002 consolidated financial statements to conform them with 2003 presentation.

(Continued)

(n) *Use of Estimates*

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(o) *Risks and Uncertainties*

The Company owns securities that are valued at estimated fair values or quoted market values at the consolidated statement of financial condition date. As a result of changes in market and other conditions, it is at least reasonably possible that changes to the values of securities could occur in the short term and be material to the Company's consolidated financial statements.

(3) Receivables

The receivables balance at December 31, 2003 and 2002 consists of the following (in thousands):

		2003	2002
Notes receivable:			
Nonaffiliates	$	871	388
Employees and executives		3,232	2,047
Other affiliates		974	1,068
Receivable from affiliated limited partnerships		2,155	1,082
Receivable from other affiliates		310	698
Receivable from broker-dealers		522	641
Receivable from investment banking - customers		2,031	890
Allowances for bad debts		(400)	(295)
	$	9,695	6,519

Notes receivable from nonaffiliates consist of uncollateralized promissory notes from unrelated companies. The notes bear interest at various rates up to 8% and mature between 2002 and 2007.

Notes receivable from employees and executives consist of non-interest bearing loans provided to certain executives and employees of the Company in the form of cash and SMHG common stock issued under the Company's 1998 Incentive Plan (the Incentive Plan) (see notes 10 and 12). Notes receivable issued to employees and executives for SMHG stock totaled $1.2 million and $702,000 during 2003 and 2002, respectively, and vest over a three-year period. The notes have tiered maturities from 2002 through 2006 and are structured to be incentives for the employees to remain at the Company. As each maturity date is reached, a portion of the notes and applicable interest is forgiven if the employee remains employed by the Company. If employment is terminated, the remaining unforgiven balance is due and payable by the former employee. Such forgiveness is recorded as employee compensation and benefits in the consolidated statements of income.

Notes receivable from other affiliates consist of non-interest bearing loans provided to independent brokers during 2002 and 2003 in the form of cash and SMHG common stock issued under the Incentive Plan. The original consideration paid under the notes totaled $858,000 and $637,000 during 2003 and 2002, respectively, and additional consideration will be paid based on gross revenue generated by the brokers. The notes issued in the form of cash are forgiven in equal monthly increments over a four-year period if the groups of brokers meet certain specified performance measures and remain agents of the Company. If employment is terminated, the remaining unforgiven balance is due and payable by the former employee.

Receivable from affiliated limited partnerships are primarily for management fees.

(4) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at December 31, 2003 and 2002 consist of the following, at fair and estimated fair value (in thousands):

	2003		2002	
	Owned	Sold, not yet purchased	Owned	Sold, not yet purchased
Marketable:				
U.S. government and agency	$ 3,494	—	—	—
Corporate stocks	435	255	764	93
	3,929		764	
Not readily marketable:				
Limited partnerships	10,654		6,397	
Warrants	4,601		1,974	
Equities and options	2,324		1,614	
	17,579		9,985	
	$ 21,508		10,749	

The investments in limited partnerships represent general partner interests in private investment partnerships which account for their investments at estimated fair value. These general partner interests, which are accounted for using the equity method, consist of ownership in the following private investment partnerships: Environmental Opportunities Fund, L.P.; Environmental Opportunities Fund II, L.P.; Environmental Opportunities Fund II (Institutional), L.P.; Corporate Opportunities Fund, L.P.; Corporate Opportunities Fund (Institutional), L.P.; Sanders Opportunity Fund, L.P.; Sanders Opportunity Fund (Institutional), L.P.; Life Sciences Opportunity Fund, L.P.; Life Sciences Opportunity Fund (Institutional), L.P.; Life Sciences Opportunity Fund II, L.P.; and Life Sciences Opportunity Fund (Institutional) II, L.P. A summary of the combined results of operations and combined net assets of the limited partnerships is as follows for the years ended December 31, 2003 and 2002 (in thousands):

		2003	2002
Combined results of operations:			
Net investment loss	$	(592)	(613)
Change in unrealized gain on investments		5,251	8,590
Realized gain on investments		23,448	9,920
Increase in partners' capital resulting from operations	$	28,107	17,897
Combined total assets	$	163,384	130,077
Combined total liabilities		5,890	2,650
Combined net assets	$	157,494	127,427

(5) Leasehold Improvements, Furniture, and Equipment

Leasehold improvements, furniture, and equipment consist of the following at December 31, 2003 and 2002 (in thousands):

	2003			2002		
	Estimated useful life in years			Estimated useful life in years		
Leasehold improvements	5 – 11	$	1,850	5 – 10	$	1,307
Furniture and fixtures	7		1,592	7		1,209
Office equipment	5		3,396	5		2,958
			6,838			5,474
Accumulated depreciation and amortization			(2,956)			(1,839)
Leasehold improvements, furniture, and equipment, net		$	3,882		$	3,635

(6) Income Taxes

The provision (benefit) for income taxes was composed of the following for the years ended December 31, 2003 and 2002 (in thousands):

		2003	2002
Current	$	5,512	4,219
Deferred		945	(227)
Provision for income taxes	$	6,457	3,992

The following table reconciles federal income taxes computed at the statutory rate with income tax expense as reported for the years ended December 31, 2003 and 2002 (in thousands):

		2003	2002
Expected federal tax at statutory rate of 34%	$	5,580	3,469
State taxes		821	510
Other		56	13
Provision for income taxes	$	6,457	3,992

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are presented below (in thousands):

		2003	2002
Deferred tax assets:			
Excess of tax over book basis in limited partnership investments	$	231	143
Excess of tax over book basis in fixed assets		—	256
Deferred compensation		1,422	1,197
Other		359	294
Total gross deferred tax assets		2,012	1,890
Deferred tax liabilities:			
Unrealized gain on securities owned		(1,638)	(637)
Excess of book basis over tax basis in fixed assets		(121)	—
Other		(79)	(134)
Total gross deferred tax liabilities		(1,838)	(771)
Net deferred tax asset	$	174	1,119

There was no valuation allowance for deferred tax assets as of December 31, 2003 and 2002. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary

differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2003 and 2002.

(7) Concentrations of Risk

In the normal course of business, the Company enters into securities sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company, the Company is subject to risk of loss if it must acquire the security on the open market at a price that exceeds the contract amount of the transaction.

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker involving the sale of securities not yet purchased (short sales). In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

As an introducing securities broker and dealer, the Company is engaged in various trading and brokerage activities involving securities of various industries. A substantial portion of the Company's transactions involve securities relating to the environmental industry. Accordingly, the overall economic impact of environmental industry trends could directly impact the Company's ability to maintain current trading activity levels.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities, and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

(8) Commitments and Contingencies

The Company leases office space under noncancelable operating leases that expire by 2012 and provide for base annual rentals and additional rentals based on the lessor's operating expenses for the year. Rental expense for the years ended December 31, 2003 and 2002 totaled $3.0 million and $2.5 million, respectively. Future minimum rentals approximate (in thousands):

		Amount
Year ending:		
2004	$	2,704
2005		3,313
2006		3,488
2007		3,134
2008		2,255
Thereafter		11,937
Total minimum rental payments	$	26,831

In the normal course of business, the Company enters into underwriting commitments. There were no firm underwriting commitments open at December 31, 2003 and 2002.

The Company is a defendant in certain litigation incidental to its securities and underwriting business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these lawsuits will not result in any material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

(9) Related-Party Transactions

Pinnacle Management & Trust Co. (PMT), an affiliate, paid $16,000 and $23,000 to the Company for parking, salary, and telephone costs during 2003 and 2002, respectively, which are recorded as offsets to occupancy, compensation, and communications expenses.

The Company earned fees of $1.7 million and $1.2 million through sales of annuity products from HWG Insurance Agency, Inc. during 2003 and 2002, respectively. The sole shareholder of HWG Insurance Agency is an employee of the Company.

In conjunction with their employment, certain employees and groups of independent brokers of the Company were granted restricted common shares of SMHG under the Incentive Plan (see note 10). The value of the shares will be expensed by the Company over the three-year vesting period. In the event that employment or affiliation with the company is terminated, all unvested shares will be forfeited. During 2003 and 2002, the value of SMHG common stock granted to Company employees aggregated $51,000 and $1.1 million, respectively. The unamortized portions of the grants are reported in other assets and amount to $627,000 and $1.4 million at December 31, 2003 and 2002, respectively.

(Continued)

Payable to SMHG for income taxes, expense reimbursements, issuance of SMHG common stock to Company employees as discussed above and in note 3 and other cash advances was $3.5 million and $7.3 million at December 31, 2003 and 2002, respectively.

During 2001, the Company formed PTC – Houston Management, L.P. (the Partnership) to secure financing for a new proton beam therapy cancer treatment center to be constructed in Houston. A director of SMHG and his family are the principal owners of an entity that is a 50% owner of the Partnership. Net operating income recognized by the Partnership totaled $414,000 and $4.4 million during 2003 and 2002, respectively, of which 50%, or $207,000 and $2.2 million in 2003 and 2002, respectively, was attributable to each of the Company and the director-owned entity.

(10) Stock Options

SMHG adopted the Incentive Plan in which SMHG may issue incentive awards to employees of the Company covering an aggregate of the greater of (1) 4,000,000 shares of Common Stock or (2) 25% of the number of shares of Common Stock issued and outstanding on the last day of the then-preceding calendar quarter.

Typically, a portion of the Incentive Plan options vests upon grant and the remainder vests on subsequent anniversary dates of the grant. All options have been granted at fixed prices that equal the market price of SMHG's common stock on the grant date. Any excess of the market price on the grant date over the exercise price is recognized as compensation expense in the accompanying consolidated financial statements. No such compensation expense was recognized in 2003 or 2002.

The following table sets forth information regarding the SMHG stock options for Company employees for the years ended December 31, 2003 and 2002:

	Shares	Weighted average exercise price	Weighted average fair value
Outstanding at December 31, 2001	846,850	$ 4.71	
Granted	210,000	5.81	$ 2.91
Exercised	(12,250)	4.44	
Canceled/forfeited	(60,000)	5.22	
Outstanding at December 31, 2002	984,600	4.90	
Granted	—	—	—
Exercised	(193,225)	4.61	
Canceled/forfeited	(60,750)	5.41	
Outstanding at December 31, 2003	730,625	4.93	

The following table summarizes information related to SMHG stock options outstanding and exercisable for Company employees at December 31, 2003:

Range of exercise price	Number outstanding	Weighted average remaining contract life	Weighted average exercise price	Number exercisable December 31, 2003	Weighted average exercise price
$ 4.44 – 6.04	730,625	5.46	$ 4.93	645,625	$ 4.88

The following table summarizes information related to SMHG stock options outstanding and exercisable for Company employees at December 31, 2002:

Range of exercise price	Number outstanding	Weighted average remaining contract life	Weighted average exercise price	Number exercisable December 31, 2002	Weighted average exercise price
$ 4.44 – 6.04	984,600	6.37	$ 4.90	708,850	$ 4.84

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 2.06%; risk-free interest rates ranging from 1.69% to 4.34%; the expected life of options is seven to ten years; and volatility ranging from 69.2% to 108.7%.

(11) Benefit Plans

The Company's employees participate in the SMHG 401(k) plan. There were no Company matching contributions during 2003 and 2002.

(12) Deferred Compensation Plans

As part of certain underwriting agreements with its customers, the Company is awarded warrants, options, or equities, which it contributes to a deferred compensation plan with key executives and employees. The Company is contractually obligated to pay all proceeds, if any, to these key executives and employees, from the exercise or sale of such securities. The unrealized loss on warrants of $0 and $231,000 for 2003 and 2002, respectively, is included in principal transactions, net and is offset by a corresponding decrease in compensation expense, resulting in no net effect on net income. Securities valued at $183,000 and $584,000 at December 31, 2003 and 2002, respectively, are included in securities owned in the accompanying consolidated statements of financial condition, which correspond to deferred compensation liabilities under the plan.

The Company has an agreement with certain of its employees that entitles them to participate in a portion of the appreciation in its investments in certain limited partnership interests. The deferred compensation liability under this agreement was $3.5 million and $2.5 million at December 31, 2003 and 2002, respectively. Compensation expense under this agreement amounted to $978,000 and $791,000 for 2003 and 2002, respectively, and is included in employee compensation and benefits in the accompanying consolidated statements of income.

(13) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital, as defined, of $16.6 million, which was $15.5 million in excess of the required minimum net capital of $1.1 million. The Company's aggregate indebtedness to net capital ratio was 0.99 to 1 at December 31, 2003.

(14) Subordinated Liabilities

The Company had no subordinated liabilities during the years ended December 31, 2003 and 2002. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

(15) Exemption From Rule 15c3-3

The Company claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

Schedule

SANDERS MORRIS HARRIS INC.

Computation of Consolidated Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2003

(Dollars in thousands)

Net capital:		
Total stockholder's equity per the accompanying financial statements	$	74,682
Other allowable credits		6,825
		81,507
Nonallowable assets:		
Nonallowable receivables		(9,173)
Leasehold improvements, furniture, and equipment, net		(3,882)
Goodwill		(29,696)
Not readily marketable securities		(17,579)
Other nonallowable assets		(3,908)
Total nonallowable assets		(64,238)
Net capital before haircuts on securities positions		17,269
Haircuts on securities positions		(646)
Net capital	$	16,623
Aggregate indebtedness:		
Payable to broker dealers	$	15
Accounts payable and other accrued liabilities		3,513
Sales commissions and bonuses payable		9,485
Payable to Parent		3,491
Total aggregate indebtedness	$	16,504
Ratio of aggregate indebtedness to net capital		0.99
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $250)	$	1,100
Excess net capital		15,523

Note: Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the FOCUS report filed under X-17A-5 on January 26, 2004 as follows:

		Net capital	Aggregate indebtedness
Per FOCUS report	$	15,168	17,450
Post-closing adjustments, net		1,455	(946)
Per above	$	16,623	16,504

See accompanying independent auditors' report.

KPMG LLP
700 Louisiana Street
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Sanders Morris Harris Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Sanders Morris Harris Inc. (the Company) and subsidiaries for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

February 26, 2004